Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

June 21, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re:	Redwood Real Estate Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-268948 and 811-23846

Dear Ms. Choo,

This letter responds to the follow-up comments that you provided via telephone on June 16, 2023 in connection with your review of the amended registration statement (the “Registration Statement”) filed on June 12, 2023, on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Redwood Real Estate Income Fund (the “Fund” or the “Registrant”). These follow-up comments and responses relate to the comment response letter filed by the Registrant concurrently with the Registration Statement on June 12, 2023 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, your follow-up comments have been summarized in bold below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Cover page

1.	Comment: The Fund states in its response letter, dated June 12, 2023, (Response to Comment 2) that "ongoing offering expenses will be paid by the Fund." However, the Fund stated in its response letter, dated May 1, 2023, (Response to Comment 65) that "[a]ll organizational and offering costs will be borne by the Investment Manager." Additionally, the Fund has removed the reference to "initial and ongoing offering costs and fees" from the description of "Other Expenses" and also removed the reference to offering costs under "Fund Expenses." Will the Fund pay ongoing offering costs? Please reconcile the disclosure.

Response: The Fund has revised the disclosure to clarify that the Investment Manager has agreed to pay all organizational and initial offering expenses of the Fund; while the Fund will be responsible for paying for its ongoing offering expenses.

2.	Comment: The Fund’s Agreement and Declaration of Trust doesn’t include provisions relating to its election to be taxed as a regulated investment company (“RIC”), please revise the Agreement and file an amended version.

Response: The Fund has included its Amended and Restated Agreement and Declaration of Trust as an exhibit to Pre-Effective Amendment No. 3.

3.	Comment: In each instance of “including the amount of any borrowings for investment purposes”, please replace “including” with “plus”.

Response: The Fund has revised the disclosure as requested.

4.	Comment: As the Fund’s 80% policy has been revised to track Rule 35d-1 under the 1940 Act, the last sentence of the first paragraph under “Investment Strategy” is no longer needed. Please delete in this instance and all similar instances.

Response: The Fund has revised the disclosure as requested.

5.	Comment: Please delete the third sentence of the third paragraph under “Investment Strategy”, as the Staff does not believe that the comparison to non-investment vehicles is appropriate.

Response: The Fund has revised the disclosure as requested.

Prospectus Summary

Investment Objectives and Strategies

6.	Comment: The Fund may not reserve the right to invest 100% of its total assets in cash or cash equivalents during its first year of operations. We refer you to Guide 1, of Form N-2 on the timing of investments. As a result, please delete the third paragraph.

Response: The Fund has revised the disclosure as requested.

Risk Factors

7.	Comment: Please revise the “Mezzanine Debt” risk to explain that high-yield securities are below-investment grade securities and are also referred to as “junk bonds”.

Response: The Fund has revised the disclosure as requested.

8.	Comment: Please move the disclosure relating to the expected average duration of the Fund’s investments to the investment strategy discussion in the Fund’s summary and later in the prospectus.

Response: The Fund has revised the disclosure as requested.

Use of Proceeds

9.	Comment: Please delete “take temporary defensive measures and” from the fifth sentence.

Response: The Fund has revised the disclosure as requested.

Principal Risk Factors

-	Risks Related to the Fund’s REIT Status

10.	Comment: Please consider whether the last sentence should be revised to reflect the possibility that the Fund could elect to be taxed as a RIC under the Internal Revenue Code of 1986, as amended.

Response: The Fund has revised the disclosure as requested.

-	Tax Risks of Investing in the Fund

11.	Comment: In light of the last sentence of the sixth paragraph, please add disclosure to briefly address any recent legislation or proposals, of which the Fund is aware, that could material adversely affect the tax treatment of an investment in Fund shares.

Response: The Fund has revised the disclosure as requested.

-	Borrowing; Use of Leverage

12.	Comment: Please revise the penultimate sentence of the first paragraph in light of the fact that the Fund may have both a class of debt and a class of preferred stock outstanding.

Response: The Fund has revised the disclosure as requested.

Fund Expenses

13.	Comment: Please confirm the deletion of offering costs in the last paragraph.

Response: The Fund has revised the first sentence of the last paragraph to read: The Fund will bear directly certain ongoing offering costs, which will be expensed as they are incurred.

STATEMENT OF ADDITIONAL INFORMATION

Investment Management and Other Services

The Portfolio Managers

14.	Comment: Please update the information in the “Other Accounts Managed by the Portfolio Managers” table as of the most recent practicable date.

Response: The Fund has revised the disclosure as requested.

PART C

Exhibits

15.	Comment: Please file the adopted and dated Dividend Reinvestment Plan (“DRIP”) when available.

Response: The Fund has included the adopted and dated DRIP as Exhibit (e).

Signatures

16.	Comment: In the Fund’s next pre-effective amendment, please indicate that Mr. Duff is also signing as the Fund’s principal accounting officer or comptroller, per the signature requirements of Section 6(a) of the 1933 Act.

Response: The Fund has revised the signature block to so indicate.

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215) 988-2959.

*****

Sincerely,

Joshua B. Deringer

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